Mail Stop 3561

August 18, 2006

Mr. Martin Kropelnicki
Chief Financial Officer
California Water Service Group
1720 North First Street
San Jose, California 95112

> **RE: California Water Service Group**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Form 10-Q for Quarterly Period Ended June 30, 2006**
> **Filed March 13, 2006, May 10, 2006 and August 9, 2006**
> **File No. 001-13883**

Dear Mr. Kropelnicki:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael A. Moran
Branch Chief